MINERA ANDES INC.

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy—Annual General and Special Meeting to be held on June 28, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 26, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone

telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

Go to the following web site:

www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

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Appointment of Proxyholder

The undersigned registered shareholder ("Registered Shareholder") of MINERA ANDES INC. (the "Corporation") hereby appoint: Mr. Allen V. Ambrose, President, Chairman and Director of the Corporation, or failing him, William V. Schara, Chief Financial Officer of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of the Corporation to be held at the offices of the Corporation, 111 East Magnesium Road, Suite A, Spokane, Washington on June 28, 2007 at 10:00 a.m., Pacific Time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix the number of Directors

To fix the number of Directors of the Corporation at six (6).

For	Against
☐	☐

2. Election of Directors

To elect as Directors all of the proposed nominees, as more particularly set forth in the accompanying Management Information Circular (the "Information Circular").

Vote FOR or WITHHOLD for all nominees proposed by Management

For	Withhold
☐	☐

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3. Appointment of Auditors

To appoint BDO Dunwoody LLP as Auditors of the Corporation for the ensuing year at a remuneration to be fixed by the Directors.

For	Withhold
☐	☐

4. Amendments to Stock Option Plan

An ordinary resolution, to approve amendments to the Corporation's stock option plan, as more particularly set forth in the accompanying Information Circular.

For	Against
☐	☐

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To transact any such other business as may properly be brought before the Meeting.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

029045 AR0 MAIQ